January 22, 2008
VIA EDGAR
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Fund”)
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-51634
Dear Mr. Woody:
     This letter is in response to the comment raised in the Division of Corporation Finance’s comment letter concerning the Fund’s Form 10-K for the fiscal year ended December 31, 2006 dated January 8, 2008 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, please see our response below:
Form 10-K for the year ended December 31, 2006
Related Party Transactions, page 41
1.	We note your response to prior comment 1. Please provide to us your SAB 99 analysis supporting management’s conclusion regarding materiality. Please ensure that you address the impact on each series’ statement of changes in net assets and other quantitative and qualitative factors considered. Additionally, please provide additional information how you complied with SOP 98-5, SAB Topic 5A and SAB Topic 5D as your response only discusses the difference between your current policy and compliance with the Investment Company Guide. Please give consideration to such guidance in presenting your SAB 99 analysis.
Response:
We apologize for not having presented a comprehensive SAB 99 analysis in our previous response, however management has completed such analysis in making its determination regarding materiality. In accordance with SAB 99, management’s first step in examining materiality was to determine quantitative impact. Management examined the impact that results from the Fund’s current policy with respect to ongoing offering expenses as opposed to capitalizing and amortizing ongoing offering expenses. For the fiscal year ended December 31, 2006, the difference to the ending net asset value as set forth in the Fund’s statement of changes in net assets that results from the Fund’s current policy regarding ongoing offering expenses was $92,294 for Series A and $19,533 for Series B. With respect to Series A, the $92,294 difference represents an impact of approximately 0.16% to the Fund’s ending net assets of $59,422,048 as set forth in the statement of changes in net assets and approximately 0.13% of the average capitalization of $68,320,419 during the fiscal year ended December 31, 2006. With respect to Series B, the $19,533 difference represents an impact of approximately 0.05% to both the Series’ ending net assets of $39,783,829 as set forth in the statement of changes in net assets and the average capitalization of $37,800,868 during the fiscal year ended December 31, 2006.
Acknowledging that a quantitative threshold is not determinative in a materiality analysis, management also considered the applicable qualitative factors set forth in SAB 99. As set forth in SAB 99, “[m]ateriality concerns significance of an item to users of a registrant’s financial statements.” A matter is “material” if “there is a substantial likelihood that a reasonable person would consider it important” and if “in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” While more specific factors, as will be explained below, were considered, management notes that the ongoing offering expenses set forth in the Form 10-K provide an accurate report of what the Fund (and thus the unitholders) are actually being charged for ongoing offering expenses incurred on the Fund’s behalf under the contractual terms set forth in the Fund’s limited partnership agreement. Thus, management believes that users of the Fund’s financial statements would not find the minimal quantitative impact to be important given that the amount reported accurately represents the net asset value (per unit) at which a prospective or existing unitholder would purchase or redeem units. As mentioned in our previous response, management believes that unitholders would be adversely affected if the policy with respect to reporting ongoing offering expenses were changed because there would be confusion as to why the Fund was maintaining two net asset values for each series of the Fund that are minimally different and only one of which presents the net asset value at which unitholder accounts are valued.
To complete its qualitative analysis, management examined relevant factors set forth in SAB 99. Among the considerations were the following:
•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Management believes that its current policy properly reports the ongoing offering expenses that unitholders are charged under the Fund’s contractual terms. We acknowledge that the Fund could precisely measure offering expenses by capitalizing and amortizing offering expenses over the year and if this were the sole factor, there could be justification for changing the current accounting policy. However, because the current accounting method precisely measures the offering expenses that unitholders incur in accordance with the Fund’s contractual terms and produces results that are quantitatively and qualitatively consistent (as will be discussed below) with the methodology under applicable guidance, management believes its method is appropriate and more relevant to unitholders.

•	whether the misstatement masks a change in earnings or other trends.

The Fund’s current policy with respect to financial reporting of ongoing offering expenses does not mask a change in earnings or other trends. While we acknowledge that earnings would be slightly different if the Fund were to capitalize and amortize ongoing offering expenses, the current accounting policy accurately reflects the earnings that a unitholder is entitled to under the Fund’s contractual terms and is therefore of greater relevance to the unitholder or prospective unitholder.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

This factor is inapplicable as analysts do not issues expectations regarding the performance of actively managed public commodity pools such as the Fund, nor is it possible to do so.

•	Whether the misstatement changes a loss into income or vice versa.

Due to the fact that the two methods produce consistent results as evidenced by the quantitative analysis above, the likelihood of there being a situation in which a loss changes into income or vice versa would be rare. Even if this were to occur, it would have little relevance to unitholders, who are more concerned with their account values, which are accurately presented by the current accounting policy.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

Management believes that the registrant’s accounting policy is compliant with regulatory requirements, including the rules and regulations of the National Futures Association, which has issued multiple “no comment” letters with respect to the Fund’s offering, FINRA, which has issued multiple “no objections” letters to the Fund’s terms, the various states in which the Fund has been registered, and Regulation S-X.

•	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Management believes this factor is inapplicable. This policy concerns only the reimbursement of expenses incurred on behalf of the Fund by the general partner. The Fund does not reimburse the general partner in excess of actual expenses. There is no benefit to management from the accounting policy.

•	Whether the misstatement involves concealment of an unlawful transaction.

The Fund’s accounting policy with respect to ongoing offering expenses does not involve concealment of an unlawful transaction.
While we acknowledge that the factors above are not exhaustive, we believe that there are no other qualitative factors that would lead to a different materiality determination. As explained above, management believes that users of the Fund’s financial statements would not find the minimal quantitative impact to be important given that the amount reported accurately represents the net asset value (per unit) at which a prospective or existing unitholder would purchase or redeem units.
Management also considered the indicators of reasonableness as set forth in SAB 99 in determining whether its accounting policy is appropriate. These indicators include:
•	The significance of the misstatement.

As explained above, the differences in net asset value for each Series are insignificant and inconsequential to unitholders, who are more concerned with the valuation of their accounts in accordance with the Fund’s contractual terms.

•	How the misstatement arose.

Management believes the current accounting policy arose as a result of an effort to ensure that offering costs were spread evenly over time and charged to the Fund (and thus to unitholders who may enter or exit the Fund monthly) in accordance with the Fund’s contractual terms and in accordance with the spirit and purpose of the available accounting guidance. It is inconceivable that the accounting policy was put in place for any improper purpose, such as managing earnings or increasing compensation to the general partner or any other party, as the unitholders, overall, benefit from the policy.

•	The cost of correcting the misstatement.

The Fund’s unitholders would incur additional costs if the Fund were to maintain two sets of books and records, one for purposes of financial reporting and the second for purposes of maintaining account values. Furthermore, the resulting reports to unitholders with two different sets of figures would likely result in confusion amongst unitholders. Given the insignificant quantitative and qualitative differences under the different accounting policies, management believes the costs would greatly outweigh the benefits, if any, if the Fund were to change its accounting policy with respect to ongoing offering expenses.

•	The clarity of authoritative accounting guidance with respect to the misstatement.

We acknowledge that the various accounting guidance generally points to the use of a capitalization and amortization process for organization expenses. However, most of the guidance relates more specifically to organization expenses and other start-up costs rather than ongoing offering expenses. As stated in our response to a previous comment letter, we agree that under paragraph 8.24 of the Investment Company

Guide, it appears that the offering costs of continuous offerings should be accounted for as a deferred charge until operations begin and then amortized to expense over the period that it continually offers its interest, up to a period of one year. We note that paragraph 8.24 refers only to the first year of operations, yet we also acknowledge that the guidance can be read to provide that the Fund should amortize continuous offering costs even after the first year on a monthly basis over a period of one year. Indeed, this was the method we used in examining the quantitative differences in the results under the two methods.
We also apologize for failing to present a more detailed explanation of our analysis of the guidance set forth in SOP 98-5, SAB Topic 5A and SAB Topic 5B in our previous response.
As mentioned in our previous response, we do not believe that this guidance is fully applicable in the Fund’s situation and we considered paragraph 8.24 of the Investment Company Guide to be more relevant to the Fund’s situation. Our reasoning for this determination is set forth below.
With respect to SOP 98-5, management understands from paragraph 5 that this guidance is generally applicable to one-time start-up costs and organization expenses incurred before the commencement of operations. We acknowledge that while it is not explicitly stated, this guidance could be read to be applicable to ongoing offering expenses and require such costs to be expensed as incurred. However, because the guidance seems to apply to organization and start-up activities, we felt the guidance in the Investment Company guide was more relevant.
With respect to SAB Topic 5A, we understand that this guidance is applicable only to expenses incurred prior to the effective date of the offering of securities. The ongoing offering expenses incurred by the Fund are ongoing offering expenses incurred subsequent to the effective date of the offering of the Fund’s securities. As such, management believes that this guidance is not applicable to the Fund’s situation.
Management does not believe that the situation set forth in SAB Topic 5D is representative of the Fund’s operations, as the general partner of the Fund incurs ongoing offering costs on behalf of the Fund that are reimbursed by the Fund in accordance with the Fund’s limited partnership agreement, rather than there being a reimbursement for offering expenses to a commodity broker or subsidiary, which is the specific situation envisioned in Topic 5D. Furthermore, there was no interest income on any margin account investments that needed to be recognized as there were no funds earning interest for the general partner when the Fund began operations that were used to pay organization expenses.
We trust this response adequately addresses the issues raised in the Comment Letter and we thank you for your time and attention to this matter.

In connection with the above response to the Comment Letter, the general partner and the Fund hereby acknowledge that:
•	the Fund is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Fund and the general partner may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, Quadriga Superfund, L.P. (Registrant)
By:	/s/ Roman Gregorig
Roman Gregorig
Principal Financial Officer of Superfund Capital Management, Inc., General Partner of the Registrant